Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information sets forth the unaudited pro forma consolidated condensed income statements of Abengoa Yield plc ( “Abengoa Yield”) for the years ended December 31, 2014, 2013 and 2012, as well as the unaudited pro forma consolidated condensed statements of financial position of Abengoa Yield as of December 31, 2014 to give effect to the acquisitions of the following businesses (the “Dropdown Assets”), which consist of:

•	Skikda (34.2% stake) and Honaine (25.5% stake) acquired on February 3, 2015, operating a desalination plant each, with 3.5 M/ft3 day and 7 M/ft3 day capacity, respectively.

•	Helioenergy 1&2 acquired on February 23, 2015 (29.6%) and on May 25, 2015 (70.4%), operating a 50 MW solar plant each.

•	Helios 1&2 acquired on May 13, 2015, operating a 50 MW solar plant each; and

•	Solnova 1, 3 & 4 acquired on May 14, 2015 operating three 50 MW solar plant each.

Given that the project companies acquired are related businesses, as they were all under common control and common management of Abengoa, the Company has presented financial statements of the acquired entities on a combined basis.

During the periods presented in the combined financial statements of the Dropdown Assets, Abengoa had a 50% stake in Helioenergy 1&2 and recorded these entities under the equity method. After December 31, 2014, Abengoa acquired the remaining 50% of Helioenergy 1&2 and sold this stake to Abengoa Yield. Accordingly, Helioenergy 1&2 have been recorded under the equity method in the combined financial statements of the Dropdown Assets and their consolidation has been reflected in a separate adjustment to the Unaudited Proforma Financial Information.

Unaudited pro forma financial information has been derived from, and should be read in conjunction with:

•	The audited consolidated financial statements as of December 31, 2014 and for the years ended December 31, 2014, 2013 and 2012 included in the Annual Report on Form 20-F of Abengoa Yield for the fiscal year ended December 31, 2014, as filed with the SEC on February 23, 2015.

•	The combined financial statements of the Dropdown Assets as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, included on this 6K.

The historical consolidated financial statements have been adjusted in the pro forma financial statements to give pro forma effect to events that are (i) directly attributable to the items described above, (ii) factually supportable, and (iii) expected to have a continuing impact on the consolidated results in the case of adjustments presented in the consolidated pro forma income statements.

We have assumed that the above transactions have been completed on:

•	January 1, 2012 for the purpose of presenting the unaudited pro forma consolidated income statements for the years ended December 31, 2014, 2013 and 2012,

•	December 31, 2014 for the purpose of presenting the unaudited pro forma consolidated condensed statement of financial position as of December 31, 2014.

As the Dropdown Assets and Abengoa Yield plc are entities under common control of Abengoa, S.A., the Dropdown Assets have been transferred to Abengoa Yield at historical carrying value and have been reflected in these Unaudited Pro Forma Financial Statements at historical carrying value, with any difference between the consideration paid and the historical carrying value of the acquired entities recorded in equity.

The unaudited pro forma financial information is presented for illustrative purposes only and reflects estimates and certain assumptions made by our management that are considered reasonable under the circumstances as of the date of this 6K and which are based on the information available at the time of the preparation of the unaudited pro forma financial information. Actual adjustments may differ materially from the information presented herein. The unaudited consolidated pro forma financial information does not purport to represent what our consolidated income statement and consolidated statement of financial position would have been if the relevant transactions had occurred on the dates indicated and is not intended to project our consolidated results of operations or consolidated financial position for any future period or date.

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2014

(in millions of U.S. dollars)

	Abengoa Yield Historical	Combined Dropdown Assets	Consolidation of Helioenergy 1&2 (a)	Pro Forma adjustments		Abengoa Yield Pro Forma
Revenue	$362.7	$226.6	$76.4	$—		$665.6
Other operating income	79.9	—	0.2	—		80.1
Raw materials and consumables used	(21.3)	(10.5)	(0.7)	—		(32.5)
Depreciation, Amortization and impairment charges	(125.5)	(47.0)	(19.7)	—		(192.2)
Other operating expenses	(122.5)	(61.4)	(22.8)	—		(206.7)
Operating Profit	$173.3	$107.7	$33.3	$—		$314.3
Finance income	4.9	2.3	(2.3)			4.9
Finance expenses	(210.3)	(103.3)	(28.3)	(5.5	) (b)	(347.4)
Net exchange differences	2.1	(0.4)	—	—		1.7
Other net finance income/expenses	5.9	(2.2)	(0.1)	—		3.6
Finance cost net	$(197.4)	$(103.6)	$(30.7)	$(5.5)		$(337.3)
Share of (Loss)/Profit of Associates	$(0.8)	$8.7	$0.1	$—		$7.8
Profit (Loss) before Income Tax	$(24.9)	$12.8	$2.6	$(5.5)		$(15.1)
Income tax Benefit	$(4.4)	$(2.9)	$(2.6)	$1.2		$(8.7)
Profit (Loss) for the year from continuing operations	$(29.3)	$10.0	$(0.1)	$(4.4)		$(23.8)
Profit attributable to non-controlling interests from continuing operations	$(2.3)	$(8.7)	—	—		(11.1)
Profit (Loss) for the Year attributable to Abengoa Yield plc.	$(31.7)	$1.3	$(0.1)	$(4.4)		$(34.9)
Less: Predecessor loss prior to IPO on June 12, 2014	(28.2)	—	—	—		(28.2)
Net profit / (loss) attributable to Abengo Yield plc subsequent to the IPO	(3.5)	—	—	—		(3.5)
Weighted average number of shares outstanding (million)	80.0	—	—	20.2	(c)	100.2
Basic earnings per share (U.S.$ per share)	$(0.04)	—	—	—		$(0.03)

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2013

(in millions of U.S. dollars)

	Abengoa Yield Historical	Combined Dropdown Assets	Consolidation of Helioenergy 1&2 (a)	Pro Forma adjustments		Abengoa Yield Pro Forma
Revenue	$210.9	$196.5	$67.7	$—		$475.1
Other operating income	379.6	4.6	0.1	—		384.3
Raw materials and consumables used	(8.7)	(15.5)	(1.2)	—		(25.4)
Depreciation, Amortization and impairment charges	(46.9)	(49.0)	(21.6)	—		(117.5)
Other operating expenses	(423.3)	(57.9)	(22.6)	—		(503.8)
Operating Profit	$111.6	$78.7	$22.4	$—		$212.7
Finance income	1.2	3.9	(2.3)	—		2.8
Finance expenses	(123.8)	(99.9)	(29.0)	(5.5	) (b)	(258.2)
Net exchange differences	(0.9)	0.1	—	—		(0.8)
Other net finance income/expenses	$(1.7)	$(2.5)	$(0.8)	$—		$(5.0)
Finance cost net	$(125.2)	$(98.4)	$(32.1)	$(5.5)		$(261.2)
Share of (Loss)/Profit of Associates	$—	$5.2	$3.5	$—		$8.6
Profit (Loss) before Income Tax	$(13.6)	$(14.5)	$(6.2)	$(5.5)		$(39.9)
Income tax Benefit	$11.8	$10.9	$2.9	$1.2		$26.8
Profit (Loss) for the year from continuing operations	$(1.8)	$(3.6)	$(3.3)	$(4.4)		$(13.1)
Profit attributable to non-controlling interests from continuing operations	$(1.6)	$(10.4)	$—	$—		$(12.0)
Profit (Loss) for the Year attributable to Abengoa Yield plc	$(3.4)	$(14.0)	$(3.3)	$(4.4)		$(25.1)

Unaudited Pro Forma Consolidated Income Statement for the year ended December 31, 2012

(in millions of U.S. dollars)

	Abengoa Yield Historical	Combined Dropdown Assets	Consolidation of Helioenergy 1&2 (a)	Pro Forma adjustments		Abengoa Yield Pro Forma
Revenue	$107.2	$195.3	$83.8	$—		$386.3
Other operating income	560.4	191.2	0.5	—		752.1
Raw materials and consumables used	(4.3)	(18.4)	(5.8)	—		(28.5)
Depreciation, Amortization and impairment charges	(20.2)	(44.5)	(21.7)	—		(86.4)
Other operating expenses	(575.4)	(229.2)	(20.2)	—		(824.8)
Operating Profit	$67.7	$94.4	$36.6	$—		$198.7
Finance income	0.7	2.9	(2.9)	—		0.7
Finance expenses	(64.1)	(87.8)	(29.0)	(5.5	) (b)	(186.4)
Net exchange differences	0.4	(0.3)	—	—		0.1
Other net finance income/expenses	(0.2)	(2.5)	(2.1)	—		(4.8)
Finance cost net	$(63.2)	$(87.7)	$(34.0)	$(5.5)		$(190.4)
Share of (Loss)/Profit of Associates	$(0.4)	$12.1	$(1.7)	$—		$10.0
Profit (Loss) before Income Tax	$4.1	$18.8	$0.9	$(5.5)		$18.3
Income tax Benefit	$(4.0)	$2.0	$0.1	$1.2		$(0.8)
Profit (Loss) for the year from continuing operations	$0.1	$20.8	$1.0	$(4.4)		$17.5
Profit attributable to non-controlling interests from continuing operations	$1.2	$(7.8)	$0.4	$—		$(6.2)
Profit (Loss) for the Year attributable to Abengoa Yield plc	$1.3	$13.0	$1.4	$(4.4)		$11.3

Unaudited Pro Forma Consolidated Statement of Financial Position as of December 31, 2014

(in millions of U.S. dollars)

	Abengoa Yield Historical	Combined Dropdown Assets	Consolidation of Helioenergy 1&2 (a)	Pro Forma adjustment por capital increase		Pro Forma adjustment to reflect the payment for the acquisitions included in the combined financial statements		Abengoa Yield Pro Forma
Non-current assets
Concessional assets	6,725.2	1,549.0	595.9	—		—		8,870.1
Investments carried under the equity method	5.7	121.7	(74.6)	—		—		52.8
Financial investments	373.6	43.9	(40.6)	—		—		376.9
Deferred tax assets	124.2	76.5	22.0	—		—		222.7
Total Non-Current Assets	7,228.7	1,791.0	502.8	—		—		9,522.5

Current assets
Inventories	22.0	—	0.4	—		—		22.4
Clients and Other Receivables	129.7	56.0	20.6	—		—		206.4
Financial Investments	229.4	18.9	—	—		—		248.3
Cash and Cash Equivalents	354.2	110.3	(17.9)	664.1	(c)	(634.8	) (d)	475.8
Total Current Assets	735.3	185.2	3.1	664.1		(634.8)		952.9

Total Assets	7,964.0	1,976.2	505.9	664.1		(634.8)		10,475.4

Equity and Liabilities
Equity attributable to the parent Company	1,751.6	205.7	67.9	664.1		(338.1)		2,351.2
Non-controlling interest	88.0	56.9	—	—		—		144.9
Total Equity	1,839.6	262.6	67.9	664.1	(c)	(338.1	) (d)	2,496.1
Non-Current Liabilities
Long-term corporate debt	376.2	—	—	—		—		376.2
Long-term project debt	3,491.9	1,133.6	337.2	—		(75.9)		4,886.8
Grants and other liabilities	1,367.6	12.9	5.1	—		—		1,385.6
Related parties	78.0	260.3	3.3	—		(214.1	) (d)	127.4
Derivative liabilities	168.9	216.5	75.0	—		—		460.4
Deferred tax liabilities	60.8	4.3	0.7	—		—		65.8
Total Non-Current Liabilities	5,543.4	1,627.6	421.3	—		(290.0)		7,302.2

Current Liabilities
Short-term corporate debt	2.3	—	—	—		—		2.3
Short-term project debt	331.2	54.1	11.7	—		(6.7)		390.4
Trade Payables and Other Current Liabilities	231.1	24.4	1.4	—		—		256.9
Income and other tax payables	16.4	7.5	3.6	—		—		27.5
Total Current Liabilities	581.0	86.0	16.7	—		(6.7)		677.1

Total Equity and Liabilities	7,964.0	1,976.2	505.9	664.1		(634.8)		10,475.4

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(a)	During the periods presented in the combined financial statements of the Dropdown Assets, Abengoa had a 50% stake in Helioenergy 1&2 and recorded these entities under the equity method. After December 31, 2014, Abengoa acquired the remaining 50% of Helioenergy 1&2 and sold this stake to Abengoa Yield. Accordingly, Helioenergy 1&2 have been recorded under the equity method in the combined financial statements of the Dropdown Assets and their consolidation has been reflected in a separate adjustment to the Unaudited Proforma Financial Information.

(b)	Represents the additional interest expense resulting from the borrowings used to finance the acquisition of the stakes in Honaine and Skikda, and the initial 29.6% stake in Helioenergy 1&2, acquired in February 2015 for a total amount of $94.0 million. In November 2014, the Company issued $255 million notes due in 2019 and in December 2014 the Company entered into a credit facility of up to $125 million, which was entirely drawdown as of December 31, 2014. The funds available as of December 31, 2014 under these financing arrangements were used to finance the acquisition of the stakes in Honaine, Skikda and the initial 29.6% stake in Helioenergy 1&2. The average cost of debt of the two financings amounts to approximately 5.9% per year.

(c)	Represents the net proceeds of the capital increase closed on May 14, 2015, in which Abengoa Yield issued 20,217,260 shares at a price of $33.14 per share. From the total proceeds of $664.1 million, $540.8 million were used to finance the acquisition of Solnovas, Helios and the remaining 70.4% in Helioenergy 1&2.

(d)	Represents total consideration paid for the Dropdown Assets. From the total cash paid, $214.1 million was used to repay loans that the acquired entities had with Abengoa and $82.6 million was used to repay a loan of Solnova with a third party prior to the acquisition. As the Dropdown Assets and Abengoa Yield plc are entities under common control, the Dropdown Assets have been transferred to the Company at historical carrying value and have been reflected in these Unaudited Pro Forma Financial Statements at historical carrying value. The difference between the cash paid for the shares and the historical value of the net assets has been recorded in equity.